[LETTERHEAD OF HOLME ROBERTS & OWEN LLP]

November 8, 2010

H. Roger Schwall, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4628

Washington, D.C.  20549-4628

Re:	Intrepid Potash, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 1, 2010
Schedule 14A Filed March 26, 2010
File No. 1-34025

Dear Mr. Schwall:

On behalf of Intrepid Potash, Inc. (the “Company”), please find the Company’s responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in your letter to Mr. David W. Honeyfield of the Company dated September 23, 2010 (the “Comment Letter”).  The responses provided herein in response to the Comment Letter are based upon conferences with representatives of the Company and other information supplied by its advisors.  Holme Roberts & Owen LLP has not independently verified the accuracy and completeness of such information.

For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2009

Critical Accounting Policies

1.                                      We note your response to our prior comment number three.  It appears based on your response that you are engaging in

H. Roger Schwall, Assistant Director

November 8, 2010

provisional pricing arrangements for certain transactions.  As such, please tell us if you considered whether or not your arrangements contain an embedded derivative requiring bifurcation and separate recognition from your accounts receivable contracts.  Please refer to ASC 815-15-25-1 for guidance, as well as Topic VII of the September 25, 2002 AICPA SEC Regulations Committee meeting highlights, at the following website address:

http://thecaq.org/resources/secregs/pdfs/highlights/2002_09_25_Highlights.pdf

Response:  The Company has considered the embedded derivative literature in ASC 815-15-25-1 as well as the AcSEC minutes of September 25, 2002.  The Company does not believe that the transaction that is the subject of the Staff’s question has characteristics that are considered within ASC 815-15-25-1 as the transaction does not meet the definition of a derivative, nor does the transaction contain elements that are within the scope of the AcSEC minutes of September 25, 2002.

During 2009, there was a great amount of uncertainty and volatility in the price of potash.  Accordingly, one the Company’s customers asked for price protection on a particular shipment and the Company agreed that the ultimate sales price for the product would not be determined until such time as the customer sold the product.  Therefore, as the Company was unable to determine the sales price of the associated product, revenue recognition was deferred as of the end of 2009.  Because there is no forward market for potash and, therefore, no market mechanism for net settlement of the receivable, the Company does not believe that the item qualifies as a derivative.

Due to the lack of a forward market and the fact that there was no formulaic approach to determine the price of the product until such time as the Company’s customer ultimately sold the product, and therefore no ability to measure provisional revenue, the Company determined that the transaction did not fall within the scope of the AcSEC minutes of September 25, 2002.

H. Roger Schwall, Assistant Director

November 8, 2010

Accordingly, the Company believes the accounting for the transaction was appropriate and that no additional disclosure is required or necessary.

Financial Statements

Note 1 — Company Background, page 93

2.                                      We note your response to our prior comment number four and have also reviewed the CODM materials you have shared with us.  It appears the CODM package that you maintain contains discrete financial information at the mine/production facility level, including measures of profitability.  It further appears this information is presented to the CODM.  Given that the location of your mines/production facilities are in two different states, you engage in different mining methods of varying capital intensity, and have differing gross profits by location, please tell us why you believe these mine/production facility components should be aggregated into a single reportable segment.  Please provide us with your analysis that addresses the various quantitative and qualitative aspects of your individual operations (East Mine, West Mine, Wendover, MOAB, etc.) that supports your aggregation conclusions.  To the extent that your quantitative and qualitative factors are weighted, please provide us with an understanding of your weighting scheme and the basis for such weighting.  Please refer to ASC 280-10-50-11 for guidance.

Response:  The Company has considered the guidance in ASC 280-10-50-1 and ASC 280-10-50-11 and would like to further clarify the use of information by the CODM contained in the materials that were provided to the Staff previously.  The Company continues to believe that it has one reportable segment because of the functional manner in which the operations of the Company are managed.

H. Roger Schwall, Assistant Director

November 8, 2010

Summary of the CODM Package

The CODM package displays a significant amount of data related to production costs, production tons, inventory tons, mine safety, capital projects and staffing levels at the individual mine locations.  These operational measures are important considerations for the CODM in managing the Company’s business.

The Staff questioned whether the mine level income statements included in the CODM materials may be indicative of a focus on mine level profitability. While this data is included in the materials provided to the CODM, it is not a heavily weighted factor in the CODM’s evaluation of the business.  Instead, the summarized Company level profitability is the most heavily weighted factor considered in managing the business.  The materials included in the CODM package are not exclusively designed for the CODM.  Rather, the CODM package is designed to provide different data elements in a common presentation within the Company to different users with different needs.  This monthly reporting package is provided to the CODM in its entirety as a matter of convenience and has not been tailored to meet the specific needs or requirements of the CODM.

Management of the Company believes it is important to distinguish between the profitability of the overall business and the profitability of the individual mines.  The primary item that the CODM uses to manage the business is the margin metric for the Company as a whole.  The Company acknowledges that it does maintain mine level general ledgers primarily for accounting purposes.  As a result, the Company does record sales in the mine level general ledgers that allow the Company to make the link between the accounting for all production level costs and the inventory that is available for sale and that is shipped to its customers.

The mine level income statements are not a primary focus of the review by the CODM, who focuses on overall profitability to run the business.  The most heavily weighted factors considered by the CODM on the sheets that display the mine level income statements are as follows:  (a) the production

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November 8, 2010

quantities, (b) the individual mine production costs, and (c) the production cost elements that comprise the overall production costs together with the overall product inventory levels within the Company system.  Although mine level income statements are included in the CODM reporting package, it should be noted that those individual income statements only represent 4 pages in the CODM reporting package, and are not presented until the 17th page of the reporting package.

It also should be noted that the mine general managers and senior mine staff do not have any visibility, other than from the historical monthly reporting package and, more importantly, do not have any control or influence over, the sales numbers for any given period of time.  The only information the general managers and senior mine staff have as to the revenue portion of the business is the availability of product for sale and the volume of shipments; they do not have any input into the actual sales decisions.  The mine general managers are charged with running the mines and plants to produce the potassium products at the lowest possible per unit cost.  The overall per unit cost for the Company is considered a metric with heavy weighting because the CODM considers the Company’s operating margin to be a key metric.

To reemphasize the collective nature and to highlight the Company’s and the CODM’s belief that there is only one reporting segment, it is helpful to understand that there is a heavy weighting placed by the CODM on the data that is presented for the entire Company on pages 1-5 and 9-12 of the monthly reporting package.  The compensation metrics for incentive compensation for executive management, senior staff, mine general managers and eligible salaried staff are measured only based on the combined and consolidated results of the entire Company.  This occurs largely because the organization operates around a concept of functioning as a system to gain overall efficiencies that obtain the highest average net realized price and the lowest overall unit cost of goods sold for the Company as a whole.  There are no performance metrics that are managed or that exist at an individual mine level and, notably, none that exist to reward any individual levels within the organization based on individual mine profitability.

H. Roger Schwall, Assistant Director

November 8, 2010

It is also significant to note that the CODM reporting package does not present mine level balance sheet information. Additionally, it is important to understand that, to achieve the business goals previously described, all cash, debt, financing, and capital allocations are evaluated, managed, and controlled centrally from the corporate office in Denver for the Company as a whole and not at the individual mine level.  In terms of capital allocation, the mine general managers propose projects based on the overall Company strategy.  Final project investment decisions are made centrally in Denver and are based on the needs of the production system as a whole.  The CODM materials are heavily focused on reporting mine level costs of production, as that is the primary responsibility of the mine managers.  Accordingly, a significant amount of the CODM materials, as well as the CODM’s time, is spent reviewing the mine level production costs and operating statistics.  This is also a heavily weighted concept in the Company’s consideration of its single segment disclosures.

You also asked us to provide you with our consideration of ASC 280-10-50-11 as to the aggregation of the individual mines, including how the various factors were weighted (to the extent they were).  We have considered the five factors discussed in this ASC as they relate to our business and offer the following analysis:

Nature of Products and Customers

The Company is a domestic producer of muriate of potash with approximately 95% of its sales in the United States.  The Company is dedicated to the production and marketing of potash and langbeinite, another mineral that contains potassium.  The Company does not offer any other products or services.

The Company’s potash production comes from five facilities — three in or near Carlsbad, New Mexico and two in Utah.  The facilities near Carlsbad are conventional underground mines, while the facilities in Utah are solution mines using brine aquifer collection and evaporation ponds.  Evaporation ponds that utilize solar evaporation to evaporate the water from the solution mining operations are used at each of the Utah locations.  It is important to note that the

H. Roger Schwall, Assistant Director

November 8, 2010

potash produced in the each of the Company’s facilities is sold into all three of the Company’s primary markets described below.  The Company believes that the commonality of the product and the utility of the same product in each of the markets the Company serves is a heavily weighted concept in considering its segment disclosures.

Nature of Production Processes

As noted previously, the Company employs different production methods for the production of potash.  The mining methods are different in Moab, Wendover and Carlsbad.  Moab and Wendover are solution mines that utilize solar evaporation and floatation milling and compaction.  The Carlsbad mines are more traditional underground mines that utilize room and pillar mining methods, after which the ore is hoisted to the surface for processing. The detailed cost tracking and analysis that is in place is designed to allow the mine general managers to understand the costs of the mines against production and cost trends for the individual mines, and to continually improve the aggregate cost per ton of the product produced at the production facilities.

The capital and labor required in the Company’s underground facilities to produce potash is greater than the capital and labor required in the Company’s solution mining operations.  Although the method of extraction is different between the solar solution mines and the underground mining methods, at the end of the process, the potash that is produced is chemically consistent in that it contains between 60 percent and 62 percent potassium.   Even though the costs to produce potash in the underground facilities is higher than the costs incurred to produce the potash in the solution mining operations, the price the Company receives for its potash is not conditional upon the mining method employed.  The price the Company receives for its product is based on the overall market supply and demand, and does not take into account the costs incurred to produce the product.  The Company considers the commonality of its product to be a heavily weighted factor in considering its single segment disclosure.

H. Roger Schwall, Assistant Director

November 8, 2010

The individual plant operation costs are important operational and production considerations, but the individual profitability of each facility is not a metric that is evaluated or given significant consideration in the management of the Company and therefore is deemed to be of minimal weight by the CODM.   Each plant manager is tasked with continually improving the recoveries, efficiencies and reliability of the plants to increase the Company’s overall margin.

Type of Customers

The Company’s product is sold into three primary markets:  the agricultural market, where potash is used as a fertilizer; the industrial market, where potash is used as a component in drilling and fracturing fluids for oil and gas wells; and the animal feed market, where potash is used as a nutrient.  However, all three of our primary markets are served using product with virtually the same amount of potassium ranging from approximately 60 percent to 62 percent potassium.  The commonality of our type of customers is very straightforward in that all of the Company’s customers are all dealers and distributors of the product, rather than end users of the product, and they in turn resell to retail outlets or cooperative partners.

As the majority of the Company’s product is sold into the agricultural market as a fertilizer, the price of potash is heavily influenced by farmer economics.  The more profit farmers can generate on their crops, either by increasing crop yields or by decreasing costs, will influence how much potash they will apply to replace the nutrients in the soil.  When the price of oil and natural gas changes, the economics of drilling new wells moves directionally as well.  Lastly, as the price of nutritional feed stocks changes, or herd sizes change, the economics of the rancher or producer also change directionally.  While each of these markets may experience different economic factors that may allow the Company to charge premiums or to offer discounts into a specific market, the variance is not consistent and tends to have a high correlation to one another, with the agricultural sector pricing generally dominating the pricing economics.  The commonality of our customers and markets is a heavily weighted concept in our segment considerations.

H. Roger Schwall, Assistant Director

November 8, 2010

Distribution of Products

The Company notes that all sales and marketing decisions are made centrally based on the inventory available to satisfy the orders placed by the Company’s customers.  The CODM is actively involved in the process of establishing pricing.  Individual sales to customers are frequently discussed and the considerations tend to revolve around obtaining the best net sales price for the Company for a particular sale.  Further, all sales and marketing decisions are managed based on the total available inventory of the Company throughout the system.  Upon receipt of an order from a customer, the Company will source product from a specific location based on inventory availability to fill the customer’s order and on the freight component of the shipment that will allow the Company to realize the best average net sales price for the product.

All of the Company’s sales are shipped via either rail or by truck and are distributed to dealers who resell the product.  There are no alternative distribution methods employed by the Company.  The posted prices for our product are the same at each of our production facilities.  The freight that is required to get the product to a customer is an additional component of gross revenue in those situations where the Company organizes the freight logistics.  The average net realized sales price for the Company as a whole, which is displayed prominently in the CODM materials, is calculated by dividing the sum of gross sales price less freight by total tons sold, and is considered by the CODM to be the more meaningful performance measurement number.

The average net realized sales price that the Company can obtain on the sale of its product, and the commonality of the Company’s distribution system, is a heavily weighted factor into how the Company, as a whole, is managing its business, and therefore in its conclusion that there is a single segment.

Nature of Regulatory Environment and Other Considerations

The regulatory environments for our mining operations are substantially the same in that there is federal and state oversight.  Our New Mexico and Utah operations are subject to the applicable Mine Safety and Health Administration

H. Roger Schwall, Assistant Director

November 8, 2010

(“MSHA”) and the Occupational Safety and Health Administration (“OSHA”) rules and regulations.  While MSHA and OSHA rules and regulations are not identical, they are both heavily focused on operator and mine safety.

The Company also provides an intermediate weighting to its view that the potassium business is a single segment based on a review and consideration of how its competitors disclose their fertilizer operations from a segment perspective.  These other registrants mine, produce and sell a variety of nutrients such as potassium, phosphate, nitrogen, or are in the retail business.  The Company notes that the segment disclosures of these entities are organized by these nutrient classifications, or by the retail and wholesale nature of the distribution channels, but not at the individual mine levels within these single segments.  While the Company understands this observation is not dispositive of the Staff’s question and that each of these other registrant companies has its own unique reporting scheme, the Company does and did evaluate the comparability of its disclosure of its single segment potassium nutrient disclosure relative to these peer companies currently and at the time of the IPO in order to ensure that the Company was delivering information that (i) the Company believes is relevant, (ii) provides investors with comparable information to be able to compare the businesses of different companies in the industry, and (iii) was in accordance with GAAP.  The Company believes this view is further bolstered by the fact that investors and analysts seek this very same information from the Company in order to compare the Company’s financial results with those of its competitors.

As the Company interacts with investors and analysts, the questions focus on the net average sales price, overall production and sales tons, and costs per ton for the Company, as a whole and, therefore, we have historically presented our business as a single segment in our public filings.

Based on the foregoing, the Company believes it has appropriately have applied the concepts set forth in ASC 280-10-50-1 and ASC 280-10-50-11 and that no additional or revised disclosure is required or necessary.

H. Roger Schwall, Assistant Director

November 8, 2010

Definitive Proxy Statement on Schedule 14A

Role of Peer Groups and Benchmarking, page 17

3.                                      We note your response to comment 7 of our letter dated July 22, 2010.  In particular, we note your explanation that the Compensation Committee used the selected peer group data “to validate information obtained from the general industry survey data and to evaluate the Company’s program structure.”  It would appear that the Compensation Committee used the compensation data about other companies as a reference point on which to justify, in part, their compensation decisions.  As such, we understand the Committee to have engaged in benchmarking within the meaning of the rule.  In future filings, if the company uses data from peer companies in such a way, please disclose the names of the peer group companies.  For guidance, refer to Question 118.05 of the Regulation S-K Compliance and Disclosure Interpretations, available on our website at: http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Response:  The Company notes the Staff’s comment and will in future filings, if the Company uses data from peer companies in a similar fashion as it has in the past to make compensation decisions, disclose the names of the peer group companies in its proxy statement.

* * * * * * * *

If the Staff wishes to discuss the Company’s responses provided above, please do not hesitate to contact the undersigned at (303) 866-0245, Jennifer D’Alessandro at (303) 866-0635 or Edgar Lewandowski at (303) 866-0398.

Very truly yours,

/s/ W. Dean Salter

W. Dean Salter

H. Roger Schwall, Assistant Director

November 8, 2010

cc:	Kevin Stertzel
Kimberly Calder
Mark Shannon
George K. Schuler
Parker Morrill
Alexandra Ledbetter
David W. Honeyfield
Geoffrey T. Williams, Jr.